

SEC 07003100 IISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34237

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACS SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

617 NORTH SEGOE ROAD, SUITE 202
(No. and Street)

MADISON (City) WISCONSIN (State) 53705 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT ARMSTRONG (608) 233-3119
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SMITH & GESTELAND, LLP
(Name – *if individual, state last, first, middle name*)

8383 GREENWAY BLVD. (Address) MIDDLETON (City) WISCONSIN (State) 53562 (Zip Code)

PROCESSED

MAR 1 4 2007

THOMSON FINANCIAL


SEC MAIL
PROCESSING
RECEIVED
FEB 2 7 2007
WASH. D.C.
185
SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Armstrong, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to the firm of ACS Securities Corp. as of December 31, 2006, are true and correct. I further affirm that neither the company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature



Title



Notary Public

This report ** contains (check all that are applicable)

X	(a)	Facing page
X	(b)	Statement of Financial Condition
____	(c)	Statement of Income
____	(d)	Statement of Cash Flows
____	(e)	Statement of Changes in Stockholders' Equity
____	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
____	(g)	Computation of Net Capital
____	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule15c3-3
____	(i)	Information relating to the Possession or Control Requirements Under Rule 15c3-3
____	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
____	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
____	(m)	A copy of the SIPC Supplemental Report
____	(n)	A report describing and material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

ACS SECURITIES CORP.
(A Wholly-Owned Subsidiary of
ACS Financial Group, Inc.)
Madison, Wisconsin

STATEMENT OF FINANCIAL CONDITION
and
INDEPENDENT AUDITORS' REPORT

December 31, 2006


SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2007
WASH, D.C.
185
SECTION

ACS SECURITIES CORP.
(A Wholly-Owned Subsidiary of
ACS Financial Group, Inc.)
Madison, Wisconsin

TABLE OF CONTENTS

Smith & Gesteland LLP
Certified Public Accountants and Business Consultants

Not The Same Old Bottom Line

INDEPENDENT AUDITORS' REPORT

Board of Directors
ACS Securities Corp.
Madison, Wisconsin

We have audited the accompanying balance sheet of ACS Securities Corp. as of December 31, 2006. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of ACS Securities Corp. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Smith & Gesteland, LLP

Madison, Wisconsin
February 12, 2007

SMITH & GESTELAND, LLP

8383 Greenway Boulevard Suite 400
P.O. Box 1764
Madison, Wisconsin 53701-1764
p 608.836.7500
f 608.836.7505

100 Wilburn Road Suite 102
P.O. Box 440
Sun Prairie, Wisconsin 53590-0440
p 608.837.4477
f 608.825.6526

1339 Park Avenue
Columbus, Wisconsin 53925
p 920.623.4115
f 920.623.3030

www.sgcpa.com

AFFILIATE
INPACT
INTERNATIONAL NETWORK OF PROFESSIONAL ACCOUNTANTS

ACS SECURITIES CORP.
(A Wholly-Owned Subsidiary of
ACS Financial Group, Inc.)
Madison, Wisconsin

BALANCE SHEET
December 31, 2006

ASSETS	
Cash	$ 34,827
Receivables	
Other	8,535
Total assets	$ 43,362
LIABILITIES	
Payables, employee compensation	$ 1,297
Accrued expenses	9,885
Total liabilities	11,182
STOCKHOLDER EQUITY	
Common stock, $1.00 par value per share, 56,000 shares authorized, 5,502 issued, 1,234 shares outstanding	5,502
Additional paid-in capital	100,500
Treasury stock, 4,268 shares at cost	(42,070)
Retained earnings (deficit)	(31,752)
Total stockholder equity	32,180
Total liabilities and stockholder equity	$ 43,362

The accompanying notes are an integral part of the financial statements.

ACS SECURITIES CORP.
(A Wholly-Owned Subsidiary of
ACS Financial Group, Inc.)
Madison, Wisconsin

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACS Securities Corp. is a member of the National Association of Securities Dealers, Inc. (NASD). The company offers and sells mutual funds and variable annuities primarily to individuals in the Midwest region of the United States of America.

The company currently operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(1) provide that the company limit transactions to the sale of mutual funds and variable annuities.

A. RECEIVABLES

Management considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they are charged to operations in the period in which that determination is made.

B. ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. COMMISSION INCOME AND EXPENSES

Customers' securities transactions are recorded on a settlement date basis. Accordingly, related commission income and expenses are reported on the same basis.

NOTE 2 - NET CAPITAL REQUIREMENT

The company is subject to the Net Capital Rule of the Securities and Exchange Commission. At December 31, 2006, the company's net capital, required net capital, and aggregate indebtedness were $28,243, $5,000, and $11,182, respectively.

The company is also a licensed broker/dealer in several states with varying minimum net capital requirements, none of which exceed the minimum net capital requirement of the Securities and Exchange Commission.

NOTE 3 - RELATED PARTY TRANSACTIONS

Pursuant to an agreement between the company and the stockholder, the company incurs compensation expense payable to the stockholder for brokerage commissions earned by its employees. Employee compensation expenses totaling $36,337 were incurred by the company during the year ended December 31, 2006. As of December 31, 2006, compensation totaling $1,297 remained payable.

The company has entered into an agreement with an affiliate to pay administrative and management fees for office space, telephones, office equipment, support personnel, and other business expenses provided by the affiliate. During the year ended December 31, 2006, the company incurred administrative fees totaling $24,000. At December 31, 2006, $2,000 of these fees remained payable.

NOTE 4 - INCOME TAXES

Composition of income tax expense for the year ended December 31, 2006, is as follows:

Income taxes currently payable	
Federal	$
State	
Total	$

At December 31, 2006, the company has approximately $32,000 and $35,300 in federal and state net operating loss carryforwards, respectively, which expire in varying amounts between the years 2013 and 2022. Management has not recognized deferred tax assets related to these amounts as it considers it more likely than not that they will not be realized. The valuation allowance for deferred taxes was $6,700 at December 31, 2006.

SUPPLEMENTAL INFORMATION

Smith&Gesteland LLP
Certified Public Accountants and Business Consultants

Not The Same Old Bottom Line

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
ACS Securities Corp.
Madison, Wisconsin

In planning and performing our audit of the financial statements of ACS Securities Corp. for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by ACS Securities Corp. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) and (2) for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company (1) in making the quarterly securities examinations, counts, verifications, and comparisons; (2) in the recording of differences required by Rule 17a-13; and (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in the internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

8383 Greenway Boulevard Suite 400
P.O. Box 1764
Madison, Wisconsin 53701-1764
p 608.836.7500
f 608.836.7505

100 Wilburn Road Suite 102
P.O. Box 440
Sun Prairie, Wisconsin 53590-0440
p 608.837.4477
f 608.825.6526

1339 Park Avenue
Columbus, Wisconsin 53925
p 920.623.4115
f 920.623.3030

www.sgcpa.com

AFFILIATE INPACT INTERNATIONAL NETWORK OF PROFESSIONAL ACCOUNTANTS

Our consideration of the internal control would not necessarily disclose all matters of internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smith & Gesteland, LLP

Madison, Wisconsin
February 12, 2007

SMITH & GESTELAND, LLP

END